Exhibit 99.2

27 May 2016

General Manager

The Company Announcements Office

Australian Securities Exchange

Dear Sir

RESULTS OF ANNUAL GENERAL MEETING — 27 MAY 2016

At the Company’s Annual General Meeting held today, the following resolutions were passed by shareholders on a show of hands.

Resolution 1

‘That the Remuneration Report for the year ended 31 December 2015, as set out in the Annual Report for that period, be adopted.’

Resolution 2

‘That Damien Ashley Hannes, a Director retiring by rotation in accordance with ASX Limited (ASX) Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

Resolution 3

‘That Neville Wayne Martin, a Director retiring by rotation in accordance with ASX Limited (ASX) Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

Resolution 4

‘That for the purposes of the Corporations Act 2001 and ASX Listing Rule 10.14 and all other purposes, approval is given for the issue of a maximum of 4,342,331 Restricted Share Units (in relation to the 31 December 2015 Financial Year - 2015 ATSR RSUs and the issue of any shares upon the subsequent vesting of those units), under the Company’s Long Term Incentive Plan and the issue of 770,950 fully vested Restricted Share Units (in relation to the 31 December 2014 Financial Year - 2014 STI RSUs and the issue of any shares upon the vesting of those units) to Eric McCrady, Managing Director of the Company, being:

•   4,342,331 Absolute Total Shareholder Return restricted share units each carrying a right to receive a maximum of 1.33 ordinary fully paid shares in the Company subject to the terms of issue, (with the final number of shares received based on performance, assessed on absolute shareholder return); and

•   770,950 fully vested 2014 STI restricted share units each carrying a right to receive 1 ordinary fully paid share in the Company subject to the terms of issue.

any such issue to take place within one month of the date of this resolution, and otherwise on the terms and conditions summarised in the accompanying Explanatory Memorandum, and that in addition the terms and conditions on which Restricted Share Units have previously been issued to Eric McCrady be revised to be consistent with the current terms and conditions in limited circumstances, as summarised in the accompanying Explanatory Memorandum.’

Resolution 5

‘That for the purposes of ASX Listing Rule 7.4 and all other purposes, shareholders ratify the allotment and issue of 6,000,000 fully paid ordinary shares to New Standard Energy Limited (ACN 119 323 385) on the terms and conditions set out in the accompanying Explanatory Memorandum (a total of 1,500,000 of these shares are held in escrow pending resolution of various closing conditions).’

Resolution 6

‘That Deloitte Touche Tohmatsu (Deloitte) being qualified and having consented to act as auditor of the Company, be appointed as auditor of the Company with such appointment to take effect from the time at which the resignation of Ernst & Young as auditor takes effect, and that the Directors be authorised to agree the remuneration of Deloitte.’

Details of valid proxies submitted to the meeting are as follows:

	Valid Proxies	Votes for	Votes against	Discretion of Proxy	Abstentions
1. Adoption of Remuneration Report	224,987,895	222,078,232	1,392,706	987,145	529,812
2. Re-election of Damien Ashley Hannes as a Director	232,024,195	228,369,166	194,145	3,369,159	91,725
3. Re-election of Neville Wayne Martin as a Director	232,024,195	222,501,680	5,544,211	3,372,159	606,145
4. Approval to Issue Restricted Share Units to Managing Director	224,987,895	180,429,150	43,253,800	987,145	317,800
5. Ratification of Prior Issue of Shares	232,024,195	227,879,954	323,341	3,381,119	439,781
4. Appointment of Auditor	232,024,195	228,275,036	364,500	3,369,159	15,500

For further information on this release, please contact either Mike Hannell, Chairman, on (08) 8363 0388 or, Damien Connor, Company Secretary on (08) 8363 0388.